FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July, 2004

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Press Release dated 07/21/04

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  August 12, 2004

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 fax. 604 689-7645

NEWS RELEASE July 21, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Private Placement

Almaden Minerals Ltd. (the “Company”) announces that it has engaged Dundee Securities Corporation as agent (the “Agent”) for a Private Placement of 270,000 Flow-Through Shares at a price of $2.25 per Flow-Through Share for gross proceeds of $607,500.

A commission of 7% of the total gross proceeds realized from the placement is to be payable to the Agent, such commission to be satisfied by the issue of cash, together with non-transferable Compensation Warrants exercisable for non-flow-through Shares sold under the offering, exercisable at a price of $2.25 per share for a period of 1 year from the date of Closing.

The placement is subject to TSE approval and is expected to close on or about August 9, 2004.  Part of these funds will be used to accelerate the ongoing diamond drill program on the Siwash Vein area of the Company’s Elk Gold property near Merritt, B.C.

ON BEHALF OF THE BOARD OF DIRECTORS

     “Duane Poliquin”

___________________

Duane Poliquin, P.Eng.

President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.